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                          September 19, 2023

       John C. Asbury
       Chief Executive Officer
       Atlantic Union Bankshares Corporation
       1051 East Cary Street
       Suite 1200
       Richmond, Virginia 23219

                                                        Re: Atlantic Union
Bankshares Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed September 12,
2023
                                                            File No. 333-274490

       Dear John C. Asbury:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Charlotte May